Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 11, 2019

Registration No. 333-223495

Sterling Bancorp Fixed - to - Floating Rate Subordinated Notes Offering Investor Presentation December 201 9

PAGE 2 Forward - Looking Statements and Associated Risk Factors We make statements in this presentation regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting us that are forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “target,” “estimate,” “forecast,” “project,” “continue,” “positions,” “prospects,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions . These forward - looking statements are subject to numerous assumptions, risks and uncertainties which change over time . In addition to factors previously disclosed in reports filed with the Securities and Exchange Commission, the following factors, among others, could cause our actual results to differ materially from those contemplated by such forward - looking statements : business disruption ; a failure to grow revenues faster than we grow expenses ; a deterioration in general economic conditions, either nationally, internationally, or in our market areas, including extended declines in the real estate market and constrained financial markets ; inflation ; the effects of, and changes in, trade ; changes in asset quality and credit risk ; introduction, withdrawal, success and timing of business initiatives ; capital management activities ; customer disintermediation ; and our success in managing those risks . Other factors that could cause our actual results to differ from those indicated in forward - looking statements are included in the “Risk Factors” section of our filings with the Securities and Exchange Commission (“SEC”) . The forward - looking statements speak only as of the date they are made and we undertake no obligation to update these forward - looking statements to reflect events or circumstances that occur after the date on which such statements were made . This presentation contains non - GAAP measures . The reconciliation of those measures to the most comparable GAAP measures is included at the end of this presentation . For more information on this reconcilement, please refer to the Company’s reports on Form 10 - K and 10 - Q filed with the SEC .

PAGE 3 Forward - Looking Statements and Associated Risk Factors (cont.) We have filed a registration statement (including a prospectus) (File No . 333 - 223495 ) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates . Before you invest, you should read the prospectus and the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Sandler O’Neill + Partners, L . P . toll - free at 866 - 805 - 4128 , Keefe, Brutette & Woods, Inc . at 800 - 966 - 1559 and U . S . Bancorp Investments, Inc . at 877 - 558 - 2607 . Certain information contained in this presentation and statements made orally during this presentation relates to or is based on publications and other data obtained from third party sources . While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof .

PAGE 4 Offering Summary Issuer: Sterling Bancorp (NYSE: STL) Security: Fixed - to - Floating Rate Subordinated Notes Format: SEC - registered Size: $200MM Maturity: 10NC5 Expected Rating (1) : Kroll BBB Use of Proceeds: General corporate purposes including the repayment of senior notes maturing June 2020 Bookrunners : Sandler O’Neill & Partners L.P. Keefe, Bruyette & Woods, A Stifel Company U.S. Bancorp Investments, Inc. Launch Date: December 11, 2019 (1) Kroll outlook for all long - term ratings is positive

PAGE 5 Current Sterling Management – Bio Summaries Executive Biography Jack Kopnisky President & CEO ■ Sterling : President and CEO of Sterling National Bank and Sterling Bancorp (since 2011) ■ Previous: CEO of SJB Escrow Corp., a $1.1 billion investment pool (2008 - 2011). President and CEO of First Marblehead, a provider of outsourcing services for private education lending (2005 - 2008). President of the Consumer Banking Group at KeyCorp and CEO and President of KeyBank USA (1988 - 2005). PNC Bank (1978 - 1988 ) Luis Massiani Senior EVP & CFO ■ Sterling : CFO of Sterling Bancorp and Sterling National Bank. Senior EVP (since 2015), EVP (2012 - 2014) ■ Previous : Investment banker at Credit Suisse Securities (2011 - 2012), Citadel Securities (2009 - 2011), Citigroup Global Markets (1998 - 2002, 2005 - 2009) Rodney Whitwell Senior EVP & CAO ■ Sterling : Senior EVP (since 2014), CAO (since 2017). COO (2011 - 2017), CRO (2013 - 2015), EVP (2011 - 2014). ■ Previous : CEO of Union Federal Savings Bank (subsidiary of First Marblehead) (2007 - 2010), SVP at First Marblehead (2007 - 2008). Additional leadership positions at KeyCorp (2001 - 2007), Huntington (1991 - 1997), and AmTrust (1981 - 1991 ) Executive Biography Thomas Geisel Senior EVP & Corporate Banking President ■ Sterling : Senior EVP and Corporate Banking President (since 2018). EVP and President of Specialty Finance (2015 - 2018) ■ Previous : Managing General Partner Templar Ventures in the Seattle Cascades District (2013 - 2015), and President and CEO of Sun Bancorp (2008 - 2013 ) Michael Finn Senior EVP & Chief Risk Officer ■ Sterling : Senior EVP and CRO (since 2015). Oversees the ERM program, including BSA/AML Compliance, Information Security, Operational Risk, Internal Audit and Internal Loan Review ■ Previous : EVP and CRO for Hudson Valley Bank (2014 - 2015), previously, 27 years as a senior regulator at the OCC and OTS, most recently as a Senior Advisor to the Deputy Comptroller in the OCC Northeastern District Brian Edwards EVP & Consumer Banking President ■ Sterling : EVP and Consumer Banking President (since 2017) ■ Previous : Managing Director of the retail banking group of Astoria Financial (1998 - 2017 ) James Blose EVP, General Counsel & Chief Legal Officer ■ Sterling : EVP, General Counsel and Chief Legal Officer of Sterling Bancorp and Sterling National Bank (since 2015) ■ Previous : EVP, General Counsel and Secretary of Hudson Valley Bank (2013 - 2015), partner with the law firm of Griffin, Coogan, Blose, Sulzer & Horgan, P.C. (2003 - 2013 )

PAGE 6 Overview of Sterling $30Bn commercial bank with superior returns and an experienced management team ▪ Consistent top - tier financial results driven by growth and superior efficiency ▪ Management team with extensive experience operating regional / large banks High value proposition that attracts relationship - oriented clients and high performing results - oriented colleagues ▪ Focus on targeted segments generates superior asset generation opportunities and drives operational funding growth ▪ Highly efficient and effective operations and risk management ▪ Single point - of - contact model ▪ Investing for a digital age Commercially focused with a proficiency in serving small to medium - sized businesses ▪ ~88% commercial loans / ~12% consumer; Long - term target of ~90% commercial ▪ National lending capabilities supplement loan growth with relationships that deliver attractive risk - adjusted returns Low cost deposit funding, diverse loan mix, superior generator of excess capital and strong credit metrics ▪ Attractive low cost deposit base with a balance of commercial and consumer clients ▪ Excess capital generation provides optionality ▪ Conservative underwriting, risk management and balanced loan portfolio Proven ability to grow organically and effectively acquire and integrate banks, commercial finance businesses and assets ▪ We have successfully executed on multiple mergers and continue to extract synergies from the transaction with Astoria Financial Corporation ▪ In Q4, we completed the acquisition of $839mm middle market commercial equipment finance loans; efficient use of excess capital consistent with our commitment to remix our balance sheet Financial Snapshot Note: Market data as of December 6, 2019; Financial data as of Q3 2019; Refer to pages 19 through 22 for details on adjusted /no n - GAAP financial measures $Bn, except per share data EPS and TBV Q3 2019 Adjusted Diluted EPS Available to Common Shareholders $0.52 Q3 2019 TBV $12.90 Returns Adjusted ROATCE 16.27% Adjusted ROATA 1.50% Adjusted Efficiency Ratio 39.1% Balance Sheet Total Assets $30.1 Gross loans $20.8 Yield (excl. Accretion) 4.62% Total Deposits $21.6 Cost 0.92% Capital TCE / TA (%) 9.22% Delivery Channels Commercial Banking Teams 30 Financial Centers 87 Market Data as of 12/6/2019 Market Capitalization $4.2 Share Price $20.70

Uniquely Diversified Business Model

Attractive NYC Presence...



Hartford
Waterbury
Middletown
Meriden
Norwich
New London
Danbury
New Haven
Bridgeport
Stamford
Paterson
Newark
New York
Elizabeth
Brentwood
NEW YORK

...Supplemented by National Asset and Deposit Generation Capabilities



Baltimore
Philadelphia
Atlanta
Iselin
Detroit
Los Angeles
Chicago
New York
Columbus
Dallas
Boston

Commercial Bank	Consumer Bank	National Capabilities
~59% of loans	*~12% of loans*	*~29% of loans[1]*

Commercial Bank

- In-market, relationship commercial banking
- Targets small and middle market companies with between $5mm and $250mm in revenue
- Expertise in several niche verticals limits competition
- Continued growth in treasury management and municipal banking
- Single point of contact, "team based" approach to client coverage
- Total loans of $18.2 billion
- Total deposits of $9.7 billion

Consumer Bank

- Focus on the NYC metro area
- Attractive, long-dated core deposit base
- Total deposits of $10.2 billion
- 87 financial centers
- Continued financial center consolidations will lower noninterest expense and all-in cost of deposits

National Capabilities

- Attractive risk-adjusted returns across asset classes
- Diversified by loan and lease type, geography and industry
  - Payroll Finance
  - Asset Based Lending
  - Factoring
  - Equipment Finance
  - Transportation Finance
  - Syndications
  - Mortgage Warehouse Lending
  - Lender Finance
  - Innovation Banking
- Launched online / direct bank in Q2 2019

[1] Gross loans presented pro forma for acquisition of $839mm Santander middle market equipment loans and leases.

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Performance & Results

- Successful transformation from a local thrift business model to diversified national commercial bank
- Focus on executing commercial team strategy and generating higher levels of productivity
- Building a larger, more diversified and more profitable company

($ in millions except for per share data)	As of Twelve Months Ended				For the Nine Months Ended
	12/31/2015	12/31/2016	12/31/2017	12/31/2018	9/30/2019
Balance Sheet Growth:					
Total Assets	$11,956	$14,178	$30,360	$31,383	$30,078
Total Loans	7,859	9,527	20,009	19,219	20,830
Total Deposits	8,580	10,068	20,538	21,214	21,579
Tangible Common Equity[1]	917	1,092	2,368	2,548	2,610
Improving Efficiency and Rising Profitability:					
Net Income Available to Common, as adjusted[1]	$105.4	$145.5	$222.0	$449.6	$318.0
Diluted EPS, as adjusted[1]	0.96	1.11	1.40	2.00	1.53
ROATA, as adjusted[1]	1.17%	1.20%	1.27%	1.55%	1.50%
ROATE, as adjusted[1]	13.86%	14.90%	15.17%	18.29%	16.78%
Operating Efficiency Ratio, as adjusted[1]	50.8%	46.2%	41.8%	38.8%	40.2%
Shareholder Impact:					
Market Capitalization	$2,109	$3,165	$5,530	$3,570	$4,060
Stock Price	16.22	23.40	24.60	16.51	20.06
Tangible Book Value per Common Share	7.05	8.08	10.53	11.78	12.90

(1) Adjusted results exclude certain charges and gains. Refer to pages 19 through 22 for details on adjusted / non-GAAP financial measures.

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PAGE 8

PAGE 9 $6.30 $12.90 9/30/2014 9/30/2019 CAGR = 15.4% $7.19 $7.30 $5.77 $6.47 $7.05 $8.08 $10.53 $11.78 2011 2012 2013 2014 2015 2016 2017 2018 CAGR = 7% Strong Track Record of Performance Tangible Book Value per Common Share Adjusted Earnings per Share Available to Common Stockholders 1 $0.26 $0.46 $0.52 $0.79 $0.96 $1.11 $1.40 $2.00 2011 2012 2013 2014 2015 2016 2017 2018 CAGR = 34% (1) Adjusted results exclude certain charges and gains. Refer to pages 19 through 22 for details on adjusted / non - GAAP financial measures. $0.22 $0.52 9/30/2014 9/30/2019 CAGR = 18.8%

PAGE 10 Summary of Capital Structure ▪ Use of proceeds will be mainly to pay - off the maturing senior notes in June 2020 and for general corporate purposes. Sterling Bancorp’s capital position will benefit from a strengthened total risk - based capital ratio and continued conservative double leverage profile. (1) Expected Cost of issuance to be 1.25% of total debt issuance $000's Security Summary / CUSIP Issuer Funding Type Amount Outstanding Coupon Maturity 046265AG9 STL Senior Debt $173,373 3.50% 6/8/2020 859428AT1 (Variable) SNB Sub Debt 175,000 5.25% 4/1/2026 85917A209 (Class A) STL Preferred Equity 135,000 6.50% 10/15/2022 Callable Total Existing Instruments $483,373 Proposed New Issuance STL Sub Debt $200,000 ~4.00% Q4 2029 (10NC5) Sources and Uses of New Issuance Total Subordinated Debt Issuance $200,000 Total Sources 200,000 Pay-off of Senior Debt Maturity (172,500) Capital Injection to Bank (25,000) Expected Offering Fees and Expenses (1) (2,500) Total Uses ($200,000) Current Non-Common Capital (Q3 2019)

Double Leverage & Interest Coverage

($ in thousands)

	Calculation of Double Leverage					
	For the Year Ended December 31,				For the Quarter Ended Sep 30	
	2015	2016	2017	2018	2019	Pro Forma 2019 [1]
Equity Investment in Subsidiaries	$1,709,500	$1,843,476	$4,373,108	$4,513,578	$4,560,608	$4,560,608
Consolidated Equity	$1,665,073	$1,855,183	$4,240,178	$4,428,853	$4,520,967	$4,520,967
Double Leverage Ratio	102.7%	99.4%	103.1%	101.9%	100.9%	100.9%
Proposed Downstream of Net Proceeds to Bank Subsidiary						$25,000
Pro Forma Equity Investment in Subsidiaries						$4,585,608
Pro Forma Double Leverage Ratio						**101.4%**

	Calculation of Interest Coverage					
	For the Year Ended December 31,				For Nine Months Ended Sep 30	
	2015	2016	2017	2018	2019	Pro Forma 2019
Total Deposit Interest	$17,478	$33,189	$56,110	$130,096	$142,454	$142,454
Subordinated Debt - New Issuance Interest						6,000
Other Interest Expense	19,854	24,562	50,632	111,496	74,636	74,636
Total Interest Expense	$37,332	$57,751	$106,742	$241,592	$217,090	$223,090
Pre-Tax Income	$97,949	$207,354	$180,970	$566,230	$405,364	$399,364
Preferred Stock Dividends [2]	$0	$0	$3,894	$10,100	$7,539	$7,539
Ratio of Earnings to Fixed Charges:						
Interest Coverage (including deposit expense)	**3.6x**	**4.6x**	**2.7x**	**3.3x**	**2.9x**	**2.8x**
Interest Coverage (excluding deposit expense)	**5.9x**	**9.4x**	**4.6x**	**6.1x**	**6.4x**	**6.0x**
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:						
Interest Coverage (including deposit expense)	**3.6x**	**4.6x**	**2.6x**	**3.2x**	**2.8x**	**2.7x**
Interest Coverage (excluding deposit expense)	**5.9x**	**9.4x**	**4.2x**	**5.6x**	**5.8x**	**5.4x**

(1) Assumes $200.0 million gross subordinated note offering, underwriting costs of 1.25%, an illustrative 4.00% coupon and that $25.0 million of net offering proceeds are down streamed to Sterling National Bank

(2) The preference security dividend requirement represents the amount of pre-tax earnings required to cover the preferred stock dividend calculated based on the Company's effective income tax rate for the period

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PAGE 11

PAGE 12 Regulatory 9/30/19 9/30/19 Tangible Common Equity / Tangible Assets 9.22% 9.16% -6 bps NA NA NA Tier 1 Leverage Ratio 5.00% 9.78% 9.71% -7 bps 10.08% 10.16% 8 bps Common Equity Tier 1 Ratio 7.00% 11.73% 11.72% -1 bps 12.73% 12.85% 11 bps Tier 1 Risk-based Capital Ratio 8.50% 12.35% 12.35% -1 bps 12.73% 12.85% 11 bps Total Risk-based Capital Ratio 10.50% 13.49% 14.39% 90 bps 13.99% 14.11% 11 bps Loans as a % Total Risk-Based Capital Commercial Real Estate (excluding Multi-Family and ADC) 183% 171% 176% 175% Commercial Real Estate (including Multi-Family and ADC) 357% 334% 344% 341% C&I 253% 237% 244% 242% Sterling Bancorp Sterling National Bank "Well Capitalized" Including Capital Conversion Buffer (1) Illustrative Pro Forma Increase / Decrease Illustrative Pro Forma (2) Increase / Decrease Capital Adequacy Summary ▪ Robust capital position in excess of “Well Capitalized” regulatory guidelines ▪ Tier 2 qualifying debt being issued will further strengthen regulatory capital ratios and provide capital to support growth ▪ No asset class concentrations (1) Includes Basel III fully phased - in capital conversion buffers. (2) Pro forma assumes intention to down stream $25 million of net offering proceeds to Sterling National Bank as illustrated on Page 10.

PAGE 13 Strong Asset Qualit y 88.5 113.2 128.1 118.9 137.0 280.4 266.0 288.7 311.4 278.0 2.2 0.1 371.0 379.3 416.7 430.4 414.9 $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 Special Mention Loans Substandard Loans Doubtful Loans ($ in MMs) Total Criticized/Classified/Doubtful Loans 49.33% 56.67% 58.07% 54.33% 54.84% 0.90% 0.88% 0.86% 0.95% 0.92% 0.08% 0.12% 0.14% 0.12% 0.27% 0.0% 0.3% 0.5% 0.8% 1.0% 1.3% 1.5% 44% 46% 48% 50% 52% 54% 56% 58% 60% 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 Reserves to NPLs Non-performing loans to total loans % Net charge-offs to average loans (annualized) % (%) Asset Quality Data

PAGE 14 Diversified Loan Portfolio Loans O/S (in 000s) Yield Yield excluding accretion Asset Class 9/30/18 9/30/19 Growth Q3 18 Q3 19 Q3 18 Q3 19 Traditional C&I $ 2,037,556 $ 2,376,629 16.6% 5.82% 5.25% 5.81% 5.23 % ABL 868,047 1,174,339 35.3 6.15 6.33 6.15 5.91 Payroll finance 235,734 209,210 (11.3) 7.32 7.17 7.32 7.17 Warehouse lending 864,063 1,457,232 68.6 4.67 4.49 4.67 4.49 Factored receivables 270,002 277,853 2.9 4.79 4.59 4.79 4.59 Equipment finance 1,161,435 1,174,714 1.1 5.3 2 5.48 5.36 5.40 Public sector finance 807,193 1,122,592 39.1 3.95 4.08 3.95 4.08 CRE 4,457,485 5,198,407 16.6 4.62 4.85 4.50 4.73 Multi - family 4,827,172 4,779,432 (1.0) 4.67 4.82 3.77 3.90 ADC 265,676 433,883 63.3 6.46 5.76 6.46 5.76 Total Commercial 15,794,363 18,204,291 15.3 4.92 4.95 4.61 4.64 Residential mortgage 4,421,520 2,370,216 (46.4) 5.28 5.08 4.08 4.46 Consumer 317,331 255,656 (19.4) 5.59 5.75 4.95 5.28 Total portfolio loans $ 20,533,214 $ 20,830,163 1.4 5.01% 4.97% 4.49% 4.62% (1) Yield data on public sector finance loans is shown on a tax equivalent basis. ▪ Focus on organic originations of diversified commercial loans (1)

PAGE 15 Stable Funding Provided by Strong Deposit Base $21.5 $21.2 $21.2 $20.9 $21.6 0.68 0.77 0.88 0.91 0.92 - 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 1.80 2.00 $0 $5 $10 $15 $20 $25 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 Non-Interest Bearing DDA Interest Bearing DDA Savings MMDA CDs Cost of Deposits % ($ in billions) Quarterly Deposit Trend Total Funding: $24.8 billion Commercial & Consumer Municipal Brokered & Wholesale Borrowings $18.1bn / 0.82% $2.2bn / 1.09% $1.3bn / 2.00% $3.2bn / 2.41% Total Cost of Funding (1) Funding Composition & Cost At 9/30/2019 (1) Total cost of funding for Q2 and Q3 2019 represents total interest expense divided by the sum of interest bearing liabili tie s and non - interest bearing deposits. The spot calculation as of September 30 is based on period end balances and rates.

PAGE 16 $24.2 $27.4 $24.5 $27.6 $32.9 $0 $5 $10 $15 $20 $25 $30 $35 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 Service Charges LC, Swaps & Other Loan Fees BOLI Account Receivable Mgmt Other (2) ($ in MMs ) Quarterly Non - Interest Income Trend (1) Growth in Efficient Sources of Fee Income (1) Excludes net gains / (losses) on sale of securities, gain on sale of residential mortgages and termination of pension pla n a nd gain on sale of fixed assets. (2) Other income includes wealth management, interchange revenue and other miscellaneous revenue. ▪ Focus on growing fees that are directly connected to our commercial banking business ▪ Allows us to leverage our operating expense and drive multiple revenue sources through th e same distribution channel

PAGE 17 Focus on Expense Management and Increasing Operating Leverage (1) Refer to pages 19 through 22 for details on adjusted / non - GAAP financial measures. ▪ Q3 2019 operating expense annualized run - rate of $403.4MM ▪ Focus on financial center and real estate consolidation strategy and investment in back - office automation initiatives to continue reducing opex and increasing operating leverage 38.9% 40.9% 39.1% 37% 38% 39% 40% 41% 42% Q3 2018 Q2 2019 Q3 2019 Adjusted Operating Efficiency Ratio 1 For the Quarter Ended $105.9 $107.8 $101.7 $80 $90 $100 $110 $120 Q3 2018 Q2 2019 Q3 2019 Adjusted Quarterly Non - Interest Expenses ($ in millions) For the Quarter Ended

PAGE 18 Summary Investment Highlights ▪ Positive momentum in core earnings and profitability metrics ▪ Operating efficiencies continue to be realized ▪ Revenue growth opportunities are significant ▪ Continued investment in commercial banking, specialty finance, and fee - based businesses ▪ Focus on accelerating core deposit growth opportunities through our recently launched digital bank ▪ Ample capital and liquidity for organic growth ▪ Strong credit quality ▪ Execution is the key

PAGE 19 ▪ In this presentation, we have referred to non - GAAP/adjusted results to help illustrate the impact of certain types of items, such as the following: ▪ The impact of the securities gains and losses, non - taxable income, merger - related expenses, charges for asset write - downs, systems integration, retention and severance, gain on extinguishment of borrowings, gains on sale of certain real properties and amortization of non - compete agreements and acquired customer list intangible assets to our net income. ▪ Our tangible common equity (common stockholders’ equity, less intangible assets, other than servicing rights). These measures are used by management and the Board of Directors on a regular basis, in addition to our GAAP results, to facilitate the assessment of our financial performance and to assess our performance compared to our budgets and strategic plans. These non - GAAP financial measures complement our GAAP reporting and are presented below to provide investors, analysts, regulators and others information and reconciliations that we use to manage and evaluate our business each period. This information supplements our results as reported in accordance with GAAP, and should not be viewed in isolation from, or as a substitute for, our GAAP results. Adjusted Information (non - GAAP financial information)

Quarterly Non-GAAP/Adjusted to GAAP Reconciliation

($ in thousands except share and per share data)	As of or for the quarter ended				
	9/30/2018	12/31/2018	3/31/2019	6/30/2019	9/30/2019
The following table shows the reconciliation of stockholders' equity to tangible common equity and the tangible common equity ratio:					
Total assets	$ 31,261,265	$ 31,383,307	$ 29,956,607	$ 30,237,545	$ 30,077,665
Goodwill and other intangibles	(1,745,181)	(1,742,578)	(1,782,533)	(1,777,748)	(1,772,963)
Tangible assets	29,516,084	29,640,729	28,174,074	28,459,797	28,304,702
Stockholders' equity	4,438,303	4,428,853	4,419,223	4,459,158	4,520,967
Preferred stock	(138,627)	(138,423)	(138,218)	(138,011)	(137,799)
Goodwill and other intangibles	(1,745,181)	(1,742,578)	(1,782,533)	(1,777,748)	(1,772,963)
Tangible common stockholders' equity	$ 2,554,495	$ 2,547,852	$ 2,498,472	$ 2,543,399	$ 2,610,205
Common stock outstanding at period end	225,446,089	216,227,852	209,560,824	205,187,243	202,392,884
Common stockholders' equity as a % of total assets	13.75%	13.67%	14.29%	14.29%	14.57%
Book value per common share	$ 19.07	$ 19.84	$ 20.43	$ 21.06	$ 21.66
Tangible common equity as a % of tangible assets	8.65%	8.60%	8.87%	8.94%	9.22%
Tangible book value per common share	$ 11.33	$ 11.78	$ 11.92	$ 12.40	$ 12.90
The following table shows the reconciliation of reported return on average tangible common equity and adjusted return on average tangible common equity:					
Average stockholders' equity	$ 4,397,823	$ 4,426,118	$ 4,415,449	$ 4,423,910	$ 4,489,167
Average preferred stock	(138,692)	(138,523)	(138,348)	(138,142)	(137,850)
Average goodwill and other intangibles	(1,752,933)	(1,745,339)	(1,756,506)	(1,780,885)	(1,776,118)
Average tangible common stockholders' equity	$ 2,506,198	$ 2,542,256	$ 2,520,595	$ 2,504,883	$ 2,575,199
Net income available to common stockholders	117,657	112,501	99,448	94,473	120,465
Net income available to common stockholders, if annualized	466,791	446,335	403,317	378,930	477,932
Reported return on average tangible common equity	18.63%	17.56%	16.00%	15.13%	18.56%
Adjusted net income available to common (see reconciliation on page 22)	$ 114,273	$ 116,458	$ 105,902	$ 105,124	$ 105,629
Annualized adjusted net income available to common	453,366	462,034	429,492	421,651	419,072
Adjusted return on average tangible common equity	18.09%	18.17%	17.04%	16.83%	16.27%

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PAGE 21 Quarterly Non - GAAP/Adjusted to GAAP Reconciliation ($ in thousands except share and per share data) As of or for the quarter ended 9/30/2018 12/31/2018 3/31/2019 6/30/2019 9/30/2019 The following table shows the reconciliation of the reported operating efficiency ratio and the adjusted operating efficiency ra tio : Net interest income $ 243,949 $ 242,871 $ 235,506 $ 231,839 $ 223,321 Non - interest income 24,145 22,475 19,597 27,058 51,830 Total revenue 268,094 265,346 255,103 258,897 275,151 Tax equivalent adjustment on securities 4,052 4,015 3,949 3,834 3,586 Net loss (gain) on sale of securities 56 4,886 13,184 528 (6,882) Net (gain) on termination of Astoria defined benefit pension plan — — — — (12,097) Net (gain) on sale of residential mortgage loans — — (8,313) — — (Gain) on extinguishment of borrowings — (172) (46) — — Adjusted total net revenue 272,202 274,075 263,877 263,259 259,758 Non - interest expense 111,773 109,921 114,992 126,940 106,455 Impairment related to financial centers and real estate consolidation strategy — — — (14,398) — Charge for asset write - downs, systems integration, retention and severance — — (3,344) — — Amortization of intangible assets (5,865) (5,865) (4,826) (4,785) (4,785) Adjusted non - interest expense $ 105,908 $ 104, 056 $ 106,868 $ 107,757 $ 101,670 Reported operating efficiency ratio 41.7% 41.4% 45.1% 49.0% 38.7 % Adjusted operating efficiency ratio 38.9 38.0 40.5 40.9 39.1

Quarterly Non-GAAP/Adjusted to GAAP Reconciliation

($ in thousands except share and per share data)	For the quarter ended				
	9/30/2018	12/31/2018	3/31/2019	6/30/2019	9/30/2019
The following table shows the reconciliation of reported net income (GAAP) and earnings per share to adjusted net income (non-GAAP) and adjusted diluted earnings per share:					
Income before income tax expense	$ 146,821	$ 144,925	$ 129,911	$ 120,457	$ 154,996
Income tax expense	27,171	30,434	28,474	23,997	32,549
Net income (GAAP)	119,650	114,491	101,437	96,460	122,447
Adjustments:					
Net loss on sale of securities	56	4,886	13,184	528	(6,882)
Net (gain) on termination of Astoria defined benefit pension plan	—	—	—	—	(12,097)
Net (gain) on sale of residential mortgage loans	—	—	(8,313)	—	—
Impairment related to financial centers and real estate consolidation strategy	—	—	—	14,398	—
(Gain) on extinguishment of borrowings	—	(172)	(46)	—	—
Charge for asset write-downs, systems integration, retention and severance	—	—	3,344	—	—
Amortization of non-compete agreements and acquired customer list intangible assets	295	295	242	200	200
Total pre-tax adjustments	351	5,009	8,411	15,126	(18,779)
Adjusted pre-tax income	147,172	149,934	138,322	135,583	136,217
Adjusted income tax expense	30,906	31,486	30,431	28,472	28,606
Adjusted net income (non-GAAP)	116,266	118,448	107,891	107,111	107,611
Preferred stock dividend	1,993	1,990	1,989	1,987	1,982
Adjusted net income available to common stockholders (non-GAAP)	$ 114,273	$ 116,458	$ 105,902	$ 105,124	$ 105,629
Weighted average diluted shares	225,622,895	222,769,369	213,505,842	207,376,239	203,566,582
Reported diluted EPS (GAAP)	$ 0.52	$ 0.51	$ 0.47	$ 0.46	$ 0.59
Adjusted diluted EPS (non-GAAP)	0.51	0.52	0.50	0.51	0.52
The following table shows the reconciliation of reported return on average tangible assets and adjusted return on average tangible assets:					
Average assets	$ 31,036,026	$ 30,925,281	$ 30,742,943	$ 29,666,951	$ 29,747,603
Average goodwill and other intangibles	(1,752,933)	(1,745,339)	(1,756,506)	(1,780,885)	(1,776,118)
Average tangible assets	29,283,093	29,179,942	28,986,437	27,886,065	27,971,485
Net income available to common stockholders	117,657	112,501	99,448	94,473	120,465
Net income available to common stockholders, if annualized	466,791	446,335	403,317	378,930	477,932
Reported return on average tangible assets	1.59%	1.53%	1.39%	1.36%	1.71%
Adjusted net income available to common stockholders (see reconciliation above)	$ 114,273	$ 116,458	$ 105,902	$ 105,124	$ 105,629
Adjusted net income available to common stockholders, if annualized	453,366	462,034	429,492	421,651	419,072
Adjusted return on average tangible assets	1.55%	1.58%	1.48%	1.51%	1.50%

STERLING BANCORP
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